CORNERSTONE TOTAL RETURN FUND, INC.
48 Wall Street - 21st Floor
New York, NY  10005

July 15, 2015

FILED VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Asen Parachkevov
Re:	Cornerstone Total Return Fund, Inc.
Pre-Effective Amendment No. 1 and Pre. Effective Amendment No. 2 to
Form N-2 – Application for Withdrawal
(File Numbers: 811-02363 and 333-191119)

Dear Mr. Parachkevov:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Cornerstone Total Return Fund, Inc. (the “Fund”) hereby requests Pre-Effective Amendment No. 1 (“PEA 1”) to the Fund’s Registration Statement on Form N-2 (“Registration Statement”) (File No. 333-191119), which was filed as EDGAR submission type N-2/A with the Securities and Exchange Commission (the “SEC”) as of July 6, 2015 (Accession No. 0001398344-15-004229), and Pre-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement (File No. 33-191119), which was filed as EDGAR submission type N-2/A with the SEC as of July 10, 2015 (Accession No. 0001398344-15-004434), be withdrawn.

We request withdrawal of PEA 1 and PEA 2 because PEA 1 and PEA 2 were each filed under the incorrect Securities Act Registration Number, and that it is in the best interests of the Fund and the public that the filings be withdrawn.

The Fund hereby confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact Allison Janell of Blank Rome LLP at (212) 885-5205.

Very truly yours,

Cornerstone Total Return Fund, Inc.
By:	/s/ Ralph W. Bradshaw
Name: Ralph W. Bradshaw
Title: President and Chairman of the Board of Directors (Principal Executive Officer)

Cc: Allison Janell, Esq., Blank Rome LLP